Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES APPOINTMENT OF NEW DIRECTOR

December 5, 2008, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced the appointment of Lorne Weiss to its Board of Directors, effective immediately.

Mr. Weiss, a Certified Financial Planner, is a Wealth Advisor at ScotiaMcLeod.  Previously, he was a Vice-President, investment advisor and branch manager at CIBC Wood Gundy.  Mr. Weiss currently coordinates the Financial Planning Program at Seneca College, where he has been an instructor since 1998. Mr. Weiss has served as a member of the Board of the Reena Foundation since 2002 and is currently the Chair of its Investment Committee.

Frank Stronach, MID’s Chairman, stated, “I would like to welcome Lorne to the Board and look forward to his contribution to MID’s success.”

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in Magna Entertainment Corp., North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, at 905-726-7614.